UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Reports Q2 2021 Results

•	Q2 2021 Consolidated Group Revenue increased 10.6% year-over-year to reach RUB 128.6 bn.

•	Q2 2021 Group Adjusted OIBDA[1] increased 10.2% year-over-year to RUB 57.2 bn.

•	2021 Full-Year Guidance revised upwards to high-single-digit growth in revenue as well as OIBDA growth of at least 5%, while Cash CAPEX guidance was reaffirmed at approximately RUB 100-110 bn.

MOSCOW, August 19, 2021 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces its second-quarter 2021 financial and operating results. Overall, the Company saw both Consolidated Group Revenue and Adjusted OIBDA1 accelerate to double-digit year-over-year growth, with solid top-line performance across core telecom services as well as new segments beyond connectivity.

Group Revenue increased 10.6% year-over-year in Q2 to reach RUB 128.6 bn on the back of growth in all key segments: core connectivity, fintech, retail sales, B2B cloud & digital solutions, and media services. In Q2 2021, Group Adjusted OIBDA increased 10.2% year-over-year reaching RUB 57.2 bn, with significant positive impacts coming from MTS Bank and telecom services.

Group Net Profit in Q2 2021 increased 46.5% year-over-year to RUB 17.2 bn. Notably, MTS Bank delivered a materially significant contribution to Group profitability. In H1 2021, MTS Bank net interest income increased 22.1% and net fee and commission income grew 123.6% versus the prior-year period. Overall, MTS Bank 6M 2021 net profit amounted to RUB 3.4 bn.

Given its sustained performance, the Company upgraded its full-year 2021 outlook to high-single-digit growth in revenue as well as OIBDA growth of at least 5%, while expected Cash CAPEX for the year was reaffirmed at approximately RUB 100-110 bn.

Vyacheslav Nikolaev, President & CEO, commented: “I’m happy to note that in Q2 we gained additional momentum and closed out the first half of the year with robust results across the board. In telecom services, we saw solid mid-single-digit organic growth in both mobile and broadband. Beyond connectivity, our performance was even more impressive with non-core segments — Fintech, Retail, Media, and Cloud & Digital Solutions — together contributing more than half of Group revenue growth year-over-year. MTS Bank in particular has now achieved sufficient scale to become an engine of profitability for the Group as a whole.

“Operationally, we made robust progress across key segments of our digital ecosystem, reflected in strong customer acquisition and retention in all segments. In Media, the number of OTT TV viewers (rebranded as KION in 2021) nearly tripled year-over-year to 3.2 million, while MTS Bank added around 100,000 new clients during the quarter. Overall, the number of MTS ecosystem customers grew by almost a million in Q2, reaching 7.4 million. Our ecosystem approach unlocks new opportunities to capture incremental revenue from our mobile subscriber base, which in Q2 increased to 78.6 million — a level last seen in 2019 prior to the pandemic.

1 Adjusted OIBDA for 2Q 2020 doesn't include a loss from impairment of non-current assets of RUB 929 mln. Adjusted OIBDA for 2Q 2021 doesn't include a reversal of impairment of non-current assets of RUB 4 mln.

“In light of our strong performance in H1 we have increased our guidance for the year as a whole. We remain focused on further growing and gaining traction with our digital ecosystem as we seek to create additional value for shareholders."

Segment highlights

Telecom

•	In Q2 2021 Russia mobile service revenue increased 5.3% year-over-year to reach RUB 85.5 bn for the quarter.

•	Russia three-month active mobile subscribers notched upward by more than 230,000 quarter-on-quarter (+0.3%) to 78.6 m — reaching a level last seen in 2019 prior to the COVID-19 pandemic.

•	Russia sales of handsets and accessories grew 25.3% year-over-year in Q2 to RUB 15.0 bn, in part reflecting a low base due to pandemic-related store closures in Q2 2020.
•	Monthly active MyMTS app users held roughly steady quarter-on-quarter, standing at 24.5 m.
•	The MTS retail network footprint remained essentially stable standing at 5,338 owned/franchised stores in Russia at quarter-end.

Fintech

•	The MTS Bank gross retail loan portfolio grew 59.3% year-over-year in Q2 2021 to reach RUB 158.2 bn.
•	Net fee and commission income grew 123.6% year-over-year in 6M 2021 to RUB 6.2 bn, contributing 41% of operating income before provisions.
•	MTS Bank net interest income in the first half of 2021 increased 22.1% year-over-year to RUB 9.0 bn.
•	MTS Bank 6M 2021 net profit came in at RUB 3.4 bn — up significantly from RUB -0.9 bn in the year-ago period.
•	MTS Bank clients increased roughly 100,000 quarter-on-quarter to reach 2.6 m.
•	MTS Bank mobile app monthly active users notched upward from 1.3 to 1.4 m.

Media

•	Over-the-top media viewers nearly tripled versus year-ago quarter (+170%) increasing from 1.2 to 3.2 million.

•	Total media viewers grew 51.7% year-over-year in Q2 to reach 7.4 million.

Cloud & Digital Solutions

•	MTS IoT saw the number of subscribed devices grow by 28% year-over-year.
•	MTS Cloud & Digital Solutions revenue grew 48% year-over-year.

Financial results

Consolidated MTS Group key figures2 (RUB bn)

	2Q21	2Q20	Change, %
Revenue	128.6	116.2	10.6%
o/w Russia	127.0	114.8	10.7%
Adjusted OIBDA[3]	57.2	51.9	10.2%
o/w Russia[4]	56.4	50.8	11.0%
Operating profit	30.4	26.3	15.5%
Profit attributable to owners of the Company	17.2	11.8	46.5%
Cash CAPEX[5]	25.8	20.1	28.3%
Net debt[6]	348.5	282.5	23.4%
Net debt / LTM Adjusted OIBDA[7]	1.6	1.3	n/a

6M 2021 highlights	6M21	6M20
Operating cash flow	48.2	64.6	-25.3%
Free cash flow ex-Bank & cash proceeds from sale of VF Ukraine	16.8	32.8	-48.8%

Russia results2 (accounts for over 98% of Group revenue)

(RUB bn)	2Q21	2Q20	Change, %
Revenue	127.0	114.8	10.7%
mobile	85.5	81.2	5.3%
Fixed	16.4	15.8	3.9%
Bank	11.4	8.0	42.9%
other services	1.1	0.8	42.6%
sales of goods	16.8	13.1	28.2%
Adjusted OIBDA[4]	56.4	50.8	11.0%
margin	44.4%	44.2%	0.2 p.p.
Net profit	17.1	11.2	53.6%
margin	13.5%	9.7%	3.8 p.p.
# of MTS Retail stores[8]	5,338	5,281	+57

For Q2 2021, Group Revenue increased 10.6% year-over-year to reach RUB 128.6 bn. Key drivers of top-line growth were telecom services, followed by fintech, retail sales, B2B cloud & digital solutions, and media. In mobile, revenue in Russia grew 5.3% year-over-year to reach RUB 85.5 bn for the quarter, reflecting positive pricing and subscriber dynamics. In fixed-line, revenue in Russia grew 3.9% to reach RUB 16.4 bn for the quarter, which included an inorganic positive year-over-year impact from the consolidation of acquired businesses. In retail, sales of handsets and accessories in Russia increased 25.3% year-over-year to reach RUB 15.0 bn, which in part reflected a low base in the year-ago quarter due to store closures in line with public health measures amid the COVID-19 pandemic.

2 Financials for 2020 have been restated due to the deconsolidation of NVision Group.

3 Adjusted OIBDA for 2Q 2020 doesn't include a loss from impairment of non-current assets of RUB 929 mln. Adjusted OIBDA for 2Q 2021 doesn't include a reversal of impairment of non-current assets of RUB 4 mln.

4 Adjusted OIBDA for 2Q 2020 doesn't include a loss from impairment of non-current assets of RUB 938 mln.

5 Net of cash proceeds under sharing agreement.

6 Excluding lease obligations.

7 Including the effects of IFRS 15 and 16.

8 Number of owned and franchised MTS stores in operation at the end of the reporting period.

Group Adjusted OIBDA in Q2 2021 likewise accelerated to 10.2% growth year-over-year to reach RUB 57.2 bn, with the increase primarily driven by MTS Bank and core services, as well as a slight positive impact from roaming revenue due to a limited restoration of international travel amid the ongoing global COVID-19 pandemic.

Group Net Profit in Q2 2021 increased 46.5% year-over-year to RUB 17.2 bn. Net income growth was supported by higher profitability at MTS Bank, core operating performance, as well as lower financing costs. In addition, there was a significant positive impact from FX and derivative operations, reflecting relative currency dynamics in Q2 2021 versus Q2 2020.

Group Cash Capital Expenditures in Q2 2021 amounted to RUB 25.8 bn, with spending concentrated in enhancing 4G network quality and coverage and to a lesser extent investment in new growth segments. For the six months ended June 30, 2021, Group Free Cash Flow excluding MTS Bank9 stood at RUB 16.8 bn versus RUB 32.8 bn. The decline in FCF ex-Bank reflected relatively higher capital expenditures and relatively greater M&A activity in H1 2021 versus the year-ago period, as well as a high base due to proceeds from the sale of associates received in H1 2020.

At the end of Q2 2021, MTS’s Gross Debt stood at RUB 421.5 bn (excluding debt issuance costs). As of June 30, 2021, MTS’s gross debt weighted average interest stood at 6.6% and the Group’s Net debt ex-LL10 to Last-Twelve-Months Adjusted OIBDA ratio stood at 1.6x.

9 Free cash flow is presented excluding proceeds from sale of VF Ukraine.

10 Excluding lease liabilities.

2021 Guidance

MTS currently forecasts high-single-digit growth for FY2021 Group Revenue versus 2020, taking into consideration the following factors:

•	Growing revenue from MTS digital ecosystem services beyond connectivity;
•	A continued rational competitive environment in mobile connectivity in Russia;
•	The impact from mobile tariff adjustments;
•	Rising consumption of data and digital services;
•	The ongoing evolution of MTS’s retail network as well as growing ecommerce sales;
•	A partial recovery in international roaming as travel resumes amid the global COVID-19 pandemic; and
•	Potential further macroeconomic and regulatory developments.

MTS currently forecasts at least 5% growth for FY2021 Group Adj. OIBDA versus 2020, taking into consideration the following factors:

•	The impact from mobile tariff adjustments;
•	A partial recovery in international roaming as travel resumes amid the global COVID-19 pandemic;
•	The ongoing evolution of MTS’s retail network as well as growing ecommerce sales;
•	The comparative base of one-offs recorded in 2020;
•	Continuing development of ecosystem products and potential evolution in their marginality;
•	Reducing SIM sales and lower subscriber churn;
•	Potential changes in labor costs; and
•	Potential further macroeconomic and regulatory developments.

MTS forecasts FY2021 Cash CAPEX to be around RUB 100-110 bn including required investments under the Yarovaya Law (see below), due to a number of factors:

•	Further incremental improvements and enhancements to LTE networks;
•	Continued investment in digital products and services;
•	Broader macroeconomic developments including FX volatility;
•	Development of commercial 5G solutions and their introduction into the Russian market; and
•	Developments in infrastructure and spectrum sharing projects in Russia.

Yarovaya Law

Under Russian Federal Law No 374-FZ enacted July 6, 2016 (also known as the “Yarovaya Law”), which governs data storage requirements, telecom operators are required to store voice and SMS communications, as well as Internet traffic for a period of up to six months. MTS forecasts the additional investment in data storage systems necessary to comply with the Yarovaya law at approximately RUB 50 bn over the five-year period H2 2018 through H1 2023 inclusive.

Shareholder returns

In June, the MTS Annual General Meeting of Shareholders (“AGM”) approved FY2020 annual dividends of RUB 26.51 per ordinary MTS share (RUB 53.02 per ADR), or in total RUB 52.97 bn with a record date of July 8, 2021 and payout to be completed on or before August 12, 2021.

In July, MTS completed the share repurchase plan (“the Repurchase Plan”). The Repurchase Plan was executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and carried out by the Company's wholly-owned subsidiary Bastion LLC. Repurchases under the plan began in Q2 2021. In Q2 2021 Bastion had acquired 37,508,355 shares of Common Stock under the plan (including shares of Common Stock represented by ADSs) representing 1.88% of share capital issued by MTS. This amount includes repurchases from Sistema Entities as provided for in the plan. Total spending under the Repurchase Plan in Q2 2021 amounted to RUB 12,272,234,896 or an average price of RUB 327.19 per share.

In total under the Repurchase Plan completed in July 2021, Bastion LLC acquired 45,401,921 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 2.27% of share capital issued by MTS for the total amount of RUB 14,971,133,308 including repurchases from Sistema Entities as provided for in the plan, equivalent to an average price of RUB 329.75 per share.

Other country markets

Armenia

(AMD bn)	2Q21	2Q20	Change, %
Revenue	12.1	11.8	2.8%
OIBDA	6.9	6.0	15.2%
margin	56.6%	50.5%	6.1 p.p.
Net profit	-0.3	1.0	n/a
margin	n/a	8.4%	n/a

In Armenia, revenue increased 2.8% year-over-year in Q2 2021 to AMD 12.1 bn, reversing several quarters of decline amid the COVID-19 pandemic. Armenia OIBDA grew double-digits, up 15.2% year-over-year to AMD 6.9 bn, reflecting both solid performance in core connectivity services, as well as continuing steps to optimize the business’s operating expenses.

Belarus

(BYN m)	2Q21	2Q20	Change, %
Revenue	322.0	287.7	11.9%
OIBDA	170.0	156.4	8.7%
margin	52.8%	54.4%	-1.6 p.p.
Net profit	85.0	79.5	7.0%
margin	26.4%	27.6%	-1.2 p.p.

In Belarus, which is not consolidated, revenue grew double-digits (11.9%) year-over-year in Q2 2021 to reach BYN 322.0 m on the back of growing demand for mobile connectivity. Belarus OIBDA increased 8.7% to reach BYN 170.0 m, reflecting solid top-line performance in core telecom services.

Recent company news

Corporate developments

In April, the MTS Board of Directors approved the appointment of Olga Ziborova to the MTS Management Board as Vice President for Ecosystem Development & Marketing. Olga has worked at MTS for more than 15 years, most recently as Director for Ecosystem Marketing, overseeing the development and execution of MTS’s marketing strategy for new digital products and services as well as driving convergent offers and enhancing brand awareness.

***

In May, Independent Director Regina von Flemming was appointed Deputy Chairperson of the MTS Board of Directors (“the Board” or “BoD”). Earlier in March, Flemming was appointed the chairperson of the newly established ESG Committee, which is aimed at strengthening the Board’s oversight role across corporate governance, environmental initiatives, and corporate social responsibility.

***

In June, Pavel Voronin was appointed as VP for Technology and Farid Kamalov as VP for Retail Development — both of whom are members of the MTS Management Board. In addition, Tatiana Mudretsova was appointed VP for Customer Experience & Service.

***

In June, the Company held its Annual General Meeting of Shareholders (the “AGM”) in absentia. The AGM approved final annual FY2020 dividends of RUB 26.51 per ordinary MTS share (RUB 53.02 per ADR), or in total RUB 52.97 bn (RUB 52,966,349,804.28), based on the Company’s full-year 2020 financial results with a record date of July 8, 2021 and payout to be completed on or before August 12, 2021.

In addition, the AGM approved: (1) the Company’s Annual Report and Annual Financial Statements; (2) Deloitte & Touche CIS JSC as MTS’s auditor; (3) the MTS Charter as revised; and (4) the composition of the MTS Board of Directors and Auditing Commission.

***

In June, following the AGM the MTS Board of Directors re-elected Felix Evtushenkov as Chairman of the Board and Regina von Flemming as Deputy Chairperson of the Board. The Board also approved the membership of its committees as well as the composition of the MTS Management Board.

***

In July, the MTS Board of Directors called for and set September 30, 2021 as the date of an Extraordinary General Meeting of shareholders (“the EGM”) to be held in absentia with a record date to participate of August 27, 2021. The Board recommended that the EGM approve semi-annual dividends of RUB 10.55 per ordinary MTS share (RUB 21.10 per ADR), or a total of RUB 21.1 billion (RUB 21,082,925,616.25), based on H1 2021 financial results with a recommended record date of October 12, 2021.

MTS Digital Ecosystem

In April, MTS launched KION, a rebranded over-the-top (OTT) video streaming platform for mobile devices and smart TVs that features thousands of films and hundreds of TV channels. The platform will be the exclusive home for a slate of original MTS and partner content — KION Originals — including feature films, documentaries, and comedy and drama series. KION’s library will also be supplemented with content from MTS partner Channel One Russia, the country’s most-watched TV network.

***

In June, President & CEO Vyacheslav Nikolaev sat down for a live conversation on CNBC’s Squawk Box Europe to discuss the overall digital landscape in Russia as well as the company’s continuing progress in expanding into new products and services beyond connectivity. Host Hadley Gamble commented MTS’s KION platform could become “the Netflix of Russia.”

ESG

In May, MTS successfully passed a recertification audit under the guidelines of the International Compliance Association (ICA). By granting the certificates, the auditors recognized that MTS is operating in line with international standards concerning compliance management (ISO 19600:2014 certificate) as well as anti-bribery management (ISO 37001:2016 certificate).

***

In June, the Company’s Generation M charitable initiative was added to the UN’s global database of SDG Good Practices, which showcases public and private initiatives that are advancing one or more of the 17 Sustainable Development Goals. Generation M was launched in 2015 and aims to nurture childhood talent in the creative arts under the guidance of leading cultural figures.

М&A

In April, MTS announced the exercise of a call option with Zelenaya Tochka Group, a provider of broadband and digital TV services, to buy out the remaining 49% of Zelenaya Tochka’s share capital of its “core” set of local fixed-line network operators, which were then fully consolidated by the Company. In February 2020, MTS acquired a 51% stake in Zelenaya Tochka Group — comprised of 13 local fixed-line internet providers (divided into “core” and “developing” sets) — via an agreement that included a provision for one year option (for “core” assets) and for a three-year option (for “developing assets”) on the remaining share capital.

***

In June, the MTS Venture Fund participated as a lead investor in a RUB 218 m funding round for Talkbank, a fintech startup pioneering an agile virtual banking platform for popular messenger apps. The startup is currently developing an interactive MTS Bank Now virtual chat bot, with planned features to include issuing virtual cards, processing P2P payments, and answering personal finance questions.

***

In June, MTS announced the 100% acquisition of Multiregional TransitTelecom OJSC (“MTT”) for RUB 5.0 bn excluding net debt. MTT is one of the top-10 largest telecom companies in Russia and a leading provider of intelligent connectivity solutions for businesses. Beyond offering traditional B2B/B20 telecom interconnect services, MTT is a major player in the promising communications-platform-as-service (CPaaS) space. The company provides a wide range of advanced CPaaS solutions for SME and enterprise clients, including cloud-based phone systems (virtual PBX) as well as telecommunications-focused application program interfaces (APIs).

***

In June, MTS acquired for RUB 5.2 bn (including net debt) 100% of the share capital of GDC Energy Group LLC, the owner of the GreenBush facility in Moscow’s Zelenograd suburb, one of the largest data center projects in Russia. The GreenBush Data Center was first launched in 2018 and when fully completed is planned to have a gross capacity of 19 MW to power 2,280 racks in 24 server rooms totaling some 5,220 square meters of floor space. A resident of a special economic zone (SEZ), the center is already serving hundreds of clients following the commissioning of the first of its three planned modules, with the remaining two expected to be brought online in the near future.

***

In July, MTS announced the acquisition of 51% of the equity capital of Factorin LLC (“Factorin”) for RUB 867 m, including a RUB 350 m cash-in investment to support the startup’s continued development. Factorin is the developer and owner of an innovative blockchain-based platform for trade finance transactions with a focus on supply chain finance and invoice factoring. The acquisition is aimed at expanding MTS Group’s portfolio of digital financial services for B2B clients.

Bonds, Loans, Ratings

In May, MTS Bank issued the subsidiary’s first bonds in the amount of RUB 5 bn. The book building was heavily oversubscribed, with more than RUB 12 bn in orders submitted leading to a reduction in the initial coupon by 40 basis points and an increase in the volume from RUB 3 to 5 bn. The exchange-traded series 001P-01 bonds, which have a maturity of 2 years and a coupon of 7.45%, are listed on the Moscow Exchange (MOEX).

***

In June, the Fitch credit ratings agency affirmed MTS’s long-term issuer default rating (IDR) at ‘BB+’ while revising upward its outlook to ‘Positive.’ In its press release announcing the decision, Fitch cited the Company’s “stable market position, moderate leverage, sound operating performance and ample pre-dividend FCF generation.”

***

In July, MTS concluded a RUB 30 bn loan agreement with Sberbank PJSC. The RUB 30 bn loan, which matures in 2024, was drawn from an existing RUB 150 bn revolving credit facility opened by the Company in May 2018. Including the newly raised funds, MTS’s aggregate outstanding loan balance with Sberbank reached RUB 115 bn.

***

In July, the Fitch credit ratings agency revised upward MTS Bank’s outlook to ‘Positive’ from ‘Stable,’ while reaffirming a long-term issuer default rating (IDR) of ‘BB-’.

Mobile connectivity (LTE/5G)

In July, MTS together with MediaTek, Inc (TWSE: 2454), a global fabless semiconductor company, and Ericsson (NASDAQ: ERIC), a global leader in ICT services and solutions, announce the successful achievement of the first two-carrier aggregation on a pilot 5G network in the n79 band (4.8-5.0 GHz). During the test, the companies broke the 5G data transfer speed record for an n79 network in Russia, reaching 2.9 Gbps.

Partnerships

In June, MTS CEO Vyacheslav Nikolaev was appointed a Member of the Board of the international GSM Association (GSMA) for a term lasting 2021-2023. The GSMA Board consists of two dozen representatives of leading telecommunications companies from around the world, including AT&T, China Mobile, Deutsche Telekom, Orange Group, TURKCELL, and Verizon.

Q2 2021 Conference Call Details

MTS management will be holding a conference call on August 19, 2021 to discuss the Company’s Q2 2021 results beginning at 6:00 p.m. Moscow time (MSK).

To take part in the conference call, please dial one of the following telephone numbers and provide the conference code: 8013781

Russia

+7 495 646 9190 (Local access)

8 10 800 2867 5011 (Toll free)

UK

+44 (0)330 336 9434 (Local access)

0800 279 7209 (Toll free)

USA

+1 929-477-0402 (Local access)

888-254-3590 (Toll free)

A live webcast of the call will also be available at:

https://www.webcast-eqs.com/mts20210819

A replay of the event will be available for 10 days at the following telephone numbers:

From Russia: 810 800 2702 1012 (Toll free)

From the UK: +44 (0) 207 660 0134 (Local access)

From the US: +1 719-457-0820 (Local access)

Replay pass code: 8013781#

Cautionary note on forward-looking statements

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Note on financial measures & definitions

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows11:

Group (RUB bn)	Q2’20	Q3’20	Q4’20	Q1’21	Q2’21
Operating profit	26.3	33.5	26.1	28.6	30.4
Add: D&A	24.6	25.3	25.6	26.8	26.8
Loss from impairment of non-current assets	0.9	-0.02	0.8	-	-
Adjusted OIBDA	51.9	58.9	52.5	55.4	57.2

Russia (RUB bn)	Q2’20	Q3’20	Q4’20	Q1’21	Q2’21
Operating profit	25.7	32.7	25.5	28.0	30.1
Add: D&A	24.2	24.8	25.0	26.2	26.2
Loss from impairment of non-current assets	0.9	-	0.8	-	-
Adjusted OIBDA	50.8	57.5	51.4	54.2	56.4

Armenia (RUB m)	Q2’20	Q3’20	Q4’20	Q1’21	Q2’21
Operating profit	407	575	304	271	463
Add: D&A	483	517	573	568	517
OIBDA	890	1 092	877	839	980

Adjusted OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’20	Q3’20	Q4’20	Q1’21	Q2’21
Operating margin	22.7%	26.3%	19.5%	23.1%	23.7%
Add: D&A	21.2%	19.9%	19.1%	21.6%	20.8%
Loss from impairment of non-current assets	0.8%	0.0%	0.6%	0.0%	0.0%
Adjusted OIBDA margin	44.7%	46.2%	39.3%	44.7%	44.5%

Russia	Q2’20	Q3’20	Q4’20	Q1’21	Q2’21
Operating margin	22.4%	26.0%	19.4%	22.9%	23.7%
Add: D&A	21.0%	19.7%	19.0%	21.4%	20.7%
Loss from impairment of non-current assets	0.8%	-	0.6%	-	0.0%
Adjusted OIBDA margin	44.2%	45.7%	38.9%	44.3%	44.4%

Armenia	Q2’20	Q3’20	Q4’20	Q1’21	Q2’21
Operating margin	23.1%	28.3%	19.0%	16.7%	26.7%
Add: D&A	27.4%	25.5%	35.7%	35.0%	29.8%
OIBDA margin	50.5%	53.8%	54.7%	51.7%	56.6%

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	Q2’20	Q3’20	Q4’20	Q1’21	Q2’21
Group free cash flow	7.4	24.8	13.5	-13.7	3.7
Less: Bank free cash flow	-7.5	3.4	2.6	-26.3	-1.8
Free cash flow ex-Bank	14.8	21.3	10.9	12.6	5.5

11 Totals may add up differently due to rounding

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•	shows traffic-generating activity or

•	accrues a balance for services rendered or

•	is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Consolidated financial statements

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Amounts in millions of RUB except per share amount)

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Service revenue	218 342	205 934	111 780	103 111
Sales of goods	34 173	27 777	16 795	13 125
Revenue	252 515	233 711	128 575	116 236

Cost of services	(62 294)	(59 584)	(31 864)	(30 382)
Cost of goods	(32 716)	(25 471)	(16 122)	(12 160)

Selling, general and administrative expenses	(45 740)	(42 155)	(24 242)	(19 982)
Depreciation and amortization	(53 545)	(49 306)	(26 761)	(24 628)
Operating share of the profit of associates and joint ventures	2 994	2 259	1 700	1 167
Impairment of non-current assets	9	(1 248)	4	(929)
Other operating expenses	(2 228)	(4 986)	(874)	(2 977)
Operating profit	58 995	53 220	30 416	26 345

Other income / (expenses):
Finance income	1 557	1 966	693	1 188
Finance costs	(19 070)	(21 240)	(9 603)	(10 931)
Other income / (expenses)	1 406	3 598	1 067	(1 567)
Total other expenses, net	(16 107)	(15 676)	(7 843)	(11 310)

Profit before tax from continuing operations	42 888	37 544	22 573	15 035

Income tax expense	(9 254)	(8 211)	(5 141)	(3 596)

Profit for the period from continuing operations	33 634	29 333	17 432	11 439

Discontinued operation:

Profit after tax for the period from discontinued operation	178	482	33	459

Profit for the period	33 812	29 815	17 465	11 898

Profit for the period attributable to non-controlling interests	(422)	(322)	(246)	(146)

Profit for the period attributable to owners of the Company	33 390	29 493	17 219	11 752

Other comprehensive income / (expenses)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	496	1 911	248	(1 252)
Other comprehensive income / (expenses) for the period	496	1 911	248	(1 252)

Total comprehensive income for the period	34 308	31 726	17 713	10 646
Less comprehensive income for the period attributable to the noncontrolling interests	(422)	(322)	(246)	(146)

Comprehensive income for the period attributable to owners of the Company	33 886	31 404	17 467	10 500

Weighted average number of common shares outstanding, in thousands - basic	1 715 450	1 772 079	1 704 085	1 771 286
Earnings per share attributable to the Group - basiс:
EPS from continuing operations	19.36	16.37	10.09	6.38
EPS from discontinued operation	0.10	0.27	0.02	0.26
Total EPS - basic	19.46	16.64	10.11	6.64

Weighted average number of common shares outstanding, in thousands - diluted	1 717 143	1 773 868	1 705 433	1 772 377
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	19.34	16.36	10.08	6.37
EPS from discontinued operation	0.10	0.27	0.02	0.26
Total EPS - diluted	19.44	16.63	10.10	6.63

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND AS OF DECEMBER 31, 2020
(Amounts in millions of RUB)

	As of June 30,	As of December 31,
	2021	2020
NON-CURRENT ASSETS:
Property, plant and equipment	297 193	284 804
Investment property	2 091	1 889
Right-of-use assets	130 808	130 503
Intangible assets	135 867	128 144
Investments in associates and joint ventures	7 537	8 555
Other investments	6 819	9 488
Deferred tax assets	10 583	8 778
Accounts receivable, related parties	5 232	5 209
Bank deposits and loans to customers	88 544	63 992
Other financial assets	9 590	9 738
Other assets	6 372	5 749
Total non-current assets	700 636	656 849

CURRENT ASSETS:
Inventories	16 058	15 204
Trade and other receivables	38 449	32 868
Accounts receivable, related parties	10 024	8 980
Bank deposits and loans to customers	66 838	52 676
Short-term investments	27 727	23 434
VAT receivable	10 306	8 877
Income tax assets	1 724	4 660
Assets held for sale	272	667
Cash and cash equivalents	42 326	85 405
Other financial assets	21 939	23 922
Advances paid and prepaid expenses and other assets	5 290	5 661
Total current assets	240 953	262 354
Total assets	941 589	919 203

EQUITY:
Equity attributable to owners of the Company	3 545	28 700
Non-controlling interests	4 412	3 990
Total equity	7 957	32 690

NON-CURRENT LIABILITIES:
Borrowings	369 392	395 143
Lease obligations	134 426	134 637
Bank deposits and liabilities	3 654	1 883
Deferred tax liabilities	20 007	19 191
Provisions	5 246	5 128
Other financial liabilities	174	14
Other liabilities	1 928	1 903
Total non-current liabilities	534 827	557 899

CURRENT LIABILITIES:
Trade and other payables	100 143	56 017
Accounts payable, related parties	1 610	3 146
Borrowings	51 898	34 125
Lease obligations	18 185	16 177
Bank deposits and liabilities	170 585	165 794
Income tax liabilities	1 212	753
Provisions	15 066	13 460
Other financial liabilities	448	1 109
Other liabilities	39 658	38 033
Total current liabilities	398 805	328 614
Total equity and liabilities	941 589	919 203

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Amounts in millions of RUB)

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020
Profit for the period	33 812	29 815

Adjustments for:
Depreciation and amortization	53 545	49 352
Impairment of non-current assets	(9)	1 248
Impairment of financial assets	4 752	6 739
Loss/(gain) from sale of Ukraine operations	54	(1 967)
Finance income	(1 557)	(1 967)
Finance costs	19 070	21 244
Income tax expense	9 254	9 233
Share of profit of associates and joint ventures	(3 081)	(2 370)
Net foreign exchange gain and change in fair value of financial instruments	(1 630)	(3 951)
Inventory obsolescence expense	637	658
Change in provisions	1 334	(2 540)
Other non-cash items	(3 610)	(1 903)

Movements in operating assets and liabilities:
(Increase) / decrease in trade and other receivables and contract assets	(4 072)	1 567
Increase in bank deposits and loans to customers	(43 851)	(9 919)
Increase in inventory	(1 481)	(2 960)
Decrease / (increase) in advances paid and prepaid expenses	1 388	(5 265)
Increase in VAT receivable	(1 382)	(1 141)
Increase in trade and other payables, contract liabilities and other current liabilities	1 397	2 274
Increase in bank deposits and liabilities	6 932	1 141

Dividends received	2 062	651
Income tax paid	(7 615)	(4 753)
Interest received	1 013	1 276
Interest paid, net of interest capitalized	(18 732)	(21 895)
Net cash provided by operating activities	48 230	64 567

CASH FLOWS FROM INVESTING ACTIVITIES:
Aquisition of subsidiary, net of cash acquired	(4 621)	69
Purchases of property, plant and equipment	(35 698)	(28 053)
Purchases of other intangible assets	(19 450)	(12 757)
Purchase of Avantage	-	(196)
Cost to obtain and fulfill contracts, paid	(1 823)	(2 337)
Proceeds from sale of property, plant and equipment and assets held for sale	2 177	2 504
Purchases of short-term and other investments	(7 586)	(5 350)
Proceeds from sale of short-term and other investments	6 214	7 297
Investments in associates and joint ventures	(60)	(1 415)
Cash (payments) and proceeds related to swap contracts	(108)	7 325
Proceeds from sale of associates	-	2 450
Proceeds from sale of subsidiaries	1 272	-
Other investing activities	125	-
Net cash used in investing activities	(59 558)	(30 463)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of notes	(10 813)	(30 210)
Proceeds from issuance of notes	4 350	46 757
Notes and debt issuance cost paid	(96)	(106)
Lease obligation principal paid	(8 465)	(7 506)
Dividends paid	(1)	(22 918)
Proceeds from loans	1 714	106 047
Repayment of loans	(2 680)	(63 585)
Repurchase of common stock	(15 691)	(1 088)
Net cash (used in) / provided by financing activities	(31 682)	27 391

Effect of exchange rate changes on cash and cash equivalents	(133)	(1 312)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(43 143)	60 183

CASH AND CASH EQUIVALENTS, beginning of the period	85 469	38 070

CASH AND CASH EQUIVALENTS, end of the period	42 326	98 253

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: August 19, 2021